Exhibit 99.3

ANNOUNCEMENT TO THE MARKET

PERDIGÃO S.A.

A Publicly Listed Company

CNPJ n° 01.838.723/0001-27

Av. Escola Politécnica, 760

São Paulo — SP

Pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 of January 3 2002, as amended, Perdigão S.A. (“Company”) wishes to notify and alert the public at large as to the following:

1.                           On December 5, 2007, the newspaper “Valor Econômico” published an article stating that the multinational food company Kraft Foods (“Kraft”) was in negotiations to acquire Perdigão.

2.                           However, the Company wishes to make clear that neither has it had any contact, nor is it in negotiations with Kraft.

3.                           In compliance with CVM Instruction 358, the Company has consulted its shareholders, (i) PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil; (ii) PETROS - Fundação Petrobras de Seguridade Social; (iii) Fundação Telebrás de Seguridade Social - SISTEL; (iv) Real Grandeza Fundação de Assistência e Previdência Social (v) Fundação de Assistência e Previdência Social do BNDES - FAPES and (vi) VALIA - Fundação Vale do Rio Doce, parties to the voting agreement of March 6, 2006 and jointly holding 42.84% of the Company’s capital stock. These shareholders have also declared that they have had no contact with Kraft and are not in negotiations with this company.5. In addition, the Company wishes to point out that the above-mentioned article states that, “Perdigão cannot express an opinion on the matter due to the quiet period prior to the offering of shares,” pursuant to the rules of conduct set forth in CVM Instruction 400.

This announcement does not constitute an offering of shares in Brazil, in the United States of America or any other country.  The offering of common shares currently being undertaken by the Company will not be registered with the U.S. Securities and Exchange Commission (SEC) and thus may only be offered or sold in the United States of America in transactions exempt from, or not subject to, the registration requirements of the Securities Act.